EXHIBIT 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lincoln Gold Corporation (the “Company”)
Suite 350, 885 Dunsmuir Street
Vancouver, BC V6C 1N5

Item 2	Date of Material Change

October 10, 2008

Item 3	News Release

A news release was filed on SEDAR and disseminated via Newswire on October 10, 2008

Item 4	Summary of Material Change

The Company announced that they have entered into an agreement dated October 7, 2008 (the "Letter Agreement") for the arm's length acquisition by LPT of 100% of the common shares of Lincoln or other business combination of the parties (the “Transaction”). The Transaction is intended to be LPT’s "Qualifying Transaction" under TSX-V Policy 2.4.

Item 5	Full Description of Material Change

LPT Capital Ltd. ("LPT") (TSX-V: LPC.P), a capital pool company as defined under Policy 2.4 of the TSX Venture Exchange (the "TSX-V"), and Lincoln Gold Corp. ("Lincoln") (OTCBB: LGCP) are pleased to announce that they have entered into an agreement dated October 7, 2008 (the "Letter Agreement") for the arm's length acquisition by LPT of 100% of the common shares of Lincoln or other business combination of the parties (the “Transaction”). The Transaction is intended to be LPT’s "Qualifying Transaction" under TSX-V Policy 2.4.

Pursuant to the Letter Agreement, prior to the closing of the Transaction (the “Closing”), LPT will consolidate its issued and outstanding common shares (the “LPT Shares”), including the shares currently held in escrow (the “Escrow Shares”), on the basis of one and a half old LPT Shares to one new LPT Share (the “Consolidation”) and appropriately adjust all outstanding agent’s options of LPT to reflect the Consolidation. Lincoln will use all commercially reasonable efforts to convert at least $1,088,818.53 of its outstanding debt ($1,923,583 as at August 29, 2008) into common shares of Lincoln (the “Debt Conversion”) prior to the Closing.

LPT will issue to Lincoln’s shareholders 23,000,000 LPT Shares on a post-Consolidation basis in exchange for all of the issued and outstanding shares of Lincoln. Upon Closing, the outstanding warrants of Lincoln will be converted into warrants of LPT on a post-Consolidation basis at the same ratio as implied by the issuance of LPT Shares in exchange for the issued and outstanding common shares of Lincoln. As a condition of the Closing, LPT will pay a finder’s fee to Baron Global Financial Canada Ltd. of up to 1,258,333 LPT Shares (the “Finder’s Fee Shares”) on a post-Consolidation basis, subject to TSX-V approval. The proposed business combination with Lincoln, when completed, is intended to enable LPT to qualify as a Tier 2 Issuer on the TSX-V.

Concurrent with the Closing, LPT intends to complete an equity financing (the “Concurrent Financing”) to raise up to $3,000,000. The securities contemplated to be issued in the Concurrent Financing have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws, and the securities may not be offered or sold in the United States absent registration or an applicable exemption from such registration. This press release does not constitute an offer of securities.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted: Paul F. Saxton, President and Chief Executive Officer, Telephone: (604) 688-7377

Item 9	Date of Report

October 10, 2008